

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Hitomaro Yano
Executive Officer and Head of Treasury and Accounting
ORIX CORP
2-4-1 Hamamatsu-cho
Minato-ku
Tokyo 105-6135 Japan

> **Re: ORIX CORP**
> **Form 20-F for the Fiscal Period Ending March 31, 2020**
> **Filed June 29, 2020**
> **File 001-14856**

Dear Mr. Yano:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance